Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	Patricia Mining Corp. 8 King Street East Suite 1300 Toronto, ON M5C 1B5 CANADA Tel.: (416) 214-4900 Fax: (416) 864-0620 www.patriciamining.com

NEWS RELEASE

RICHMONT MINES INC. AND PATRICIA MINING CORP.
ANNOUNCE THE RESERVE CALCULATION FOR
THE ISLAND GOLD PROJECT

  Proven and Probable Reserves of 278,711 ounces
  Provides more than four years of production for project with strong potential for further development
  Measured and Indicated Resources of 149,972 ounces
  Inferred Resources of 195,549 ounces

MONTREAL, May 18, 2007 – Richmont Mines Inc. (TSX–AMEX: RIC) and Patricia Mining Corp. (TSXV: PAT) are pleased to announce results of the reserve calculation for the Island Gold Project from the independent consultant GENIVAR. The Proven and Probable Reserves are estimated at 1,013,854 tonnes of ore at an average diluted grade of 8.55 g/t for a total of 278,711 ounces of gold, representing more than four years of production. In addition to the reserves, a total of 454,705 tonnes at an average grade of 10.26 g/t for 149,972 ounces of gold were classified as Measured and Indicated Resources while Inferred Resources are estimated at 610,728 tonnes grading 9.96 g/t for 195,549 ounces. Furthermore, GENIVAR concluded that the main zones remain open at depth and along strike in certain areas. The complete 43-101 technical report will be filed on SEDAR next week.

As per NI 43-101 guidelines, the financial study considers four years of production based only on Proven and Probable Reserves. The average operating cost is estimated at $105/tonne of ore mainly using long-hole stoping as mining method. The average cash cost of production is estimated at US$370 (CAN$425) per ounce including royalties. The Joint Venture participants are pleased with the continuing progress being made at the Island Gold Project. The new reserve and resource estimates combined with the acceptance of the closure plan for mine production provide all elements to make a commercial production decision. Based on the available information, commercial production could be reached within three months.

Richmont Mines Inc.	Patricia Mining Corp.

ISLAND GOLD PROJECT ESTIMATED RESERVES AND RESOURCES
		May 15, 2007
	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained
Island Zone
Proven reserves	106,835	8.62	29,598
Probable reserves	687,784	8.01	177,201
Measured resources	5,835	4.59	860
Indicated resources	158,620	7.36	37,545
Inferred resources	96,169	8.80	27,194

Lochalsh Zone
Probable reserves	219,235	10.20	71,912
Indicated resources	57,664	12.91	23,927
Inferred resources	346,083	10.17	113,160

Goudreau Zone
Indicated resources	232,586	11.72	87,640
Inferred resources	168,476	10.19	55,195

ISLAND GOLD PROJECT TOTAL ESTIMATED RESERVES

Proven and Probable	1,013,854	8.55	278,711

ISLAND GOLD PROJECT TOTAL ESTIMATED RESOURCES[1]

Measured and Indicated	454,705	10.26	149,972
Inferred	610,728	9.96	195,549

1 Resources presented in the above table are exclusive of reserves and do not have demonstrated economic viability at this time.

The following technical parameters were used in estimating the reserves and the resources:

  For the reserves, the geological envelope takes into account a cut-off grade of 5 g/t Au and a minimum true thickness of 2.0 metres for stope openings and 3.0 metres for development;

  Addition of a dilution of 15% at 0.5 g/t Au was applied
  Mining recovery of 100%
  Before mill recovery of 94%
  Based on a gold price of $US550 with a exchange rate of 1.10 (CAN$605)

Richmont Mines Inc.	Patricia Mining Corp.

  For the resources, the geological envelope takes into account a cut-off grade of 5 g/t Au and a minimum true thickness of 1.5 metres for Lochalsh, Goudreau and Inferred Ressouces of Island Zone, 2 metres for Indicated and Measured Resource at the Island Zone;

  The cut-off grade for high values was set at 75 g/t Au;
  The average density was 2.82 tonnes/m3;
  The method of interpolation by the inverse distance to the second power was employed for the block model;
  A 20-metre (Island Gold) and a 25-metre (Lochalsh and Goudreau) spherical search ellipsoid was used in the model with restriction on a maximum of 4 composites.

The Proven Reserve Category and the Measured Resource Category were calculated with a zone of influence of 10 metres from mine openings along strike. The Probable Reserve Category and the Indicated Resource Category were calculated with a maximum of 20 metres between drill holes for the Island Zone and 25 metres for the Goudreau and Lochalsh zones. Finally, the Inferred Resources are defined by isolated drill hole intercepts showing no clustering inside an envelope of 20 and 25 metres respectively. The crown pillar is not included in this resource estimate. The average true thickness of each zone is 2.7 metres for the Island Zone, 2.3 metres for the Lochalsh Zone and 3.1 metres for the Goudreau Zone.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since it started production in 1991, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Annual and Special General Meeting

Richmont Mines’ Annual and Special General Meeting will be held on Friday, May 18, 2007 at the Peribonka Room of The Fairmont Queen Elizabeth, 900 René-Lévesque Boulevard West, Montreal, Quebec, at 9:00 a.m.

The management presentation will be webcasted immediately following the business segment of the shareholders’ meeting. This presentation will be available in both French and English via links on Richmont Mines’ website at www.richmont-mines.com on the main web page under the heading "Webcast".

About Patricia Mining Corporation

Patricia Mining Corp. is a Canadian exploration and development company about to become Canada’s newest gold producer. Patricia’s main asset is the Island Gold Project. More information on Patricia Mining Corp. can be found on its website at: www.patriciamining.com.

Richmont Mines Inc.	Patricia Mining Corp.

About Genivar

GENIVAR is a leading Canadian engineering services firm providing clients with a full range of professional consulting services through all execution phases of a project including planning, design, construction and maintenance. After more than 45 years of existence, GENIVAR is now a public company with more than 1,800 employees across Canada and abroad.

Martin Rivard	Chris Chadder
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp.

National Instrument 43-101 (NI 43-101)

The reserve and resource calculation of the Island Gold property as of May 15, 2007 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Michel Garon, Eng., of GENIVAR, qualified person under the terms of this standard. Mr Michel Garon also reviewed the technical information contained in this news release.

Cautionary note to U.S. investors concerning resource estimates

The resource estimate in this news release is prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Patricia Mining Corp. and Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. Patricia Mining Corp. and Richmont Mines undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
Julie Normandeau	Gus Garisto
Investor Relations	Investor Relations
Telephone: (514) 397-1410	Telephone: (416) 805-3106
E-mail: jnormandeau@richmont-mines.com

Kei Advisors LLC
Tammy Swiatek, Investor Relations
Telephone: (716) 843-3853
E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX – Amex	Listing: TSX – Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com